November 7, 2024

inancial results at and for the three and nine months ended September 30, 2024.

addition, Burford has made available an accompanying three and nine months ended September 30, 2024 results presentation on its website at http://investors.burfordcapital.com.

Burford Capital Reports Third Quarter 2024 Results

Burford Capital Limited (“Burford”), the leading global finance and asset management firm focused on law, today announces its unaudited financial results at and for the three and nine months ended September 30, 2024.

In addition, Burford has made available an accompanying three and nine months ended September 30, 2024 results presentation on its website at http://investors.burfordcapital.com.

Christopher Bogart, Chief Executive Officer of Burford Capital, commented:

“We are having a great year as we enjoy the long-awaited momentum in the portfolio. We have generated $556 million in Burford-only cash receipts YTD24 and $310 million just in 3Q24, setting new records. Our core portfolio net realized gains are already in line with the previous annual peak, with $184 million in YTD24 up 49% from YTD23, and $56 million in 3Q24, around twice the level of the 2023 and 2022 third quarters. Net realized gains in YTD24 reflect a ROIC of 94% on realizations which remains above our historical track record. We reported Burford-only net income attributable to shareholders of $136 million in 3Q24 and grew tangible book value to more than $10 per share for the first time. And despite the team being focused on the very active portfolio, new commitments are up substantially in 3Q24 over 3Q23.”

Consolidated financial results

Summary statements of operations
	Nine months ended September 30,			Three months ended September 30,
Consolidated (US GAAP) ($ in thousands, except per share data)	2024	2023	% change	2024	2023	% change
Capital provision income	469,494	1,016,113	-54%	270,988	504,513	-46%
Asset management income	6,654	5,767	15%	3,147	1,876	68%
Total revenues	453,062	794,329	-43%	249,114	368,873	-32%
Total operating expenses	115,182	150,999	-24%	46,893	53,068	-12%
Net income/(loss) attributable to Burford Capital Limited shareholders	159,452	510,427	-69%	135,643	272,542	-50%
Per diluted ordinary share	0.71	2.29	-69%	0.61	1.22	-50%

Summary statements of financial position
Consolidated (US GAAP) ($ in thousands, except per share data)	September 30, 2024		December 31, 2023		% change
Capital provision assets	5,356,300		5,045,388		6%
Total Burford Capital Limited equity	2,432,109		2,290,858		6%
Book value per ordinary share	11.08		10.46		6%
Non-controlling interests	865,242		916,922		-6%
Total shareholders’ equity	3,297,351		3,207,780		3%
Total liabilities and shareholders’ equity	6,274,902		5,837,394		7%

In this announcement, references to “3Q24” and “YTD24” are to Burford’s financial results for the three and nine months ended September 30, 2024, respectively, and references to “3Q23” and “YTD23” are to Burford’s financial results for the three and nine months ended September 30, 2023, respectively. All figures in this announcement are presented on an unaudited consolidated basis in accordance with the generally accepted accounting principles in the United States (“US GAAP”), unless otherwise stated. Figures at and for the three and nine months ended September 30, 2024 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2024.

In addition, in this announcement, the term “core portfolio” refers to Burford-only capital provision direct.

Definitions, reconciliations and information additional to those set forth in this announcement are available on Burford’s website at http://investors.burfordcapital.com.

Burford-only operational and financial review (non-GAAP)

Selected metrics[1]
	Nine months ended September 30,			Three months ended September 30,
Burford-only (non-GAAP) ($ in thousands)	2024	2023	% change	2024	2023	% change
Net realized gains/(losses)	184,164	123,539	49%	56,257	29,145	93%
Realizations	380,442	274,101	39%	164,704	79,158	108%
Cash receipts[2]	555,548	379,732	46%	310,491	132,794	134%
Deployments	263,103	304,432	-14%	72,277	55,986	29%
New commitments	443,451	448,682	-1%	100,861	17,648	472%
[1] Represents Burford-only capital provision-direct, unless noted otherwise.
[2] Represents Burford-only proceeds from capital provision-direct, capital provision-indirect and asset management and other services.

Group-wide (non-GAAP) ($ in thousands)	September 30, 2024		December 31, 2023		% change
Total portfolio	7,478,292		7,170,308		4%

Realizations in YTD24 of $216 million (YTD23: $195 million)
◾	Realizations are on a record annual pace in 2024
o	Core portfolio realizations of $380 million in YTD24 up 39% compared to YTD23 and diversified across 40 assets
o	We continue to see progress in clearing the pandemic-driven backlog with about half of the capital provision assets generating realizations in YTD24 being from 2020 and prior vintages
o	During YTD24, 10 assets have each generated more than $10 million in realizations, with five of those assets each delivering $20 million or more
◾	Net realized gains through 3Q24 are already near record annual levels
o	Core portfolio net realized gains of $184 million in YTD24 up 49% compared to YTD23, already in line with the previous annual peak of $186 million achieved in the full year 2023
o	YTD24 net realized gains reflect a ROIC of 94% on YTD24 realizations which remains above our historical track record
◾	Record cash generation underscores portfolio progress and healthy liquidity
o	Cash receipts of $310 million in 3Q24 and $556 million in YTD24 driven by realizations, collection of receivables and asset management income
◾	New business remains solid
o	Core portfolio new commitments of $443 million and deployments of $263 million in YTD24 remain on a consistent pace even as substantial portfolio activity places demands on team resources
o	Definitive undrawn commitments of $727 million at September 30, 2024 up 25% in YTD24 and support deployment activity looking forward

Selected financial metrics
	Nine months ended September 30,			Three months ended September 30,
Burford-only (non-GAAP) ($ in thousands, except per share data)	2024	2023	% change	2024	2023	% change
Total revenues	394,688	725,927	-46%	226,033	344,013	-34%
Total operating expenses	112,977	150,377	-25%	46,011	52,801	-13%
Operating income/(loss)	281,711	575,550	-51%	180,022	291,212	-38%
Net income/(loss)	159,452	510,427	-69%	135,643	272,542	-50%

Burford-only (non-GAAP) ($ in thousands, except per share data)	September 30, 2024		December 31, 2023		$ change	% change
Tangible book value attributable to Burford Capital Limited	2,298,094		2,156,893		141,201	7%
Tangible book value attributable to Burford Capital Limited per ordinary share	10.47		9.85		0.62	6%

◾	Net income in 3Q24 accelerated relative to the first half of the year
o	3Q24 net income attributable to Burford Capital Limited shareholders of $136 million, or $0.61 per diluted share
◾	3Q23 and YTD23 results benefited from substantial positive impact of YPF-related capital provision income, which impacts 3Q24 and YTD24 comparisons
◾	Within total revenues, 3Q24 was a strong quarter for capital provision income, which is up significantly from prior year, excluding YPF-related assets impact
o	3Q24 Burford-only capital provision income of $205 million was driven, among other things, by positive impact across the major valuation inputs of discount rates, case milestones and duration
o	Excluding YPF-related assets, which heavily impacted 2023 results, Burford-only total net realized and unrealized gains were up 200% in 3Q24 and 17% in YTD24 compared to 3Q23 and YTD23, respectively

Selected portfolio metrics
Burford-only (non-GAAP) ($ in thousands)	September 30, 2024	December 31, 2023	$ change	% change
Deployed cost	1,645,667	1,573,531	72,136	5%
Plus: Fair value adjustments	1,967,677	1,814,070	153,607	8%
Fair value	3,613,344	3,387,601	225,743	7%
Undrawn commitments	1,562,125	1,396,061	166,064	12%
Total capital provision-direct portfolio	5,175,469	4,783,662	391,807	8%
Total capital provision portfolio[1]	5,215,932	4,840,117	375,815	8%
[1] Represents capital provision-direct and capital provision-indirect.

◾

Strong returns on realizations in YTD24 drove an increase in the cumulative ROIC since inception from Burford-only capital provision-direct assets from 82% at December 31, 2023 to 84%, while cumulative IRR declined by 40 basis points to 26% reflecting extended duration of certain assets (December 31, 2023: 27%)

Liquidity and capital

Burford-only (non-GAAP) ($ in thousands)	September 30, 2024	December 31, 2023	$ change	% change
Liquidity
Cash and cash equivalents	553,158	195,915	357,243	182%
Marketable securities	75,801	107,561	(31,760)	-30%
Total liquidity	628,959	303,476	325,483	107%
Due from settlement of capital provision assets	64,489	185,267	(120,778)	-65%

◾	Burford-only cash and cash equivalents and marketable securities of $629 million at September 30, 2024 (December 31, 2023: $303 million)
o	Strong liquidity position at September 30, 2024 augmented by $556 million of Burford-only cash receipts in YTD24 and $275 million add-on offering to 2031 senior notes in January 2024
◾	Burford-only due from settlement of capital provision assets of $64 million at September 30, 2024 (December 31, 2023: $185 million), with 95% of December 31, 2023 balance collected in YTD24
◾	Total debt outstanding of $1.8 billion at September 30, 2024 (December 31, 2023: $1.6 billion)
o	Leverage remains well below covenant ceiling levels

Investor and analyst conference call

Burford will hold a conference call for investors and analysts at 10.00am EST / 3.00pm GMT on Thursday, November 7, 2024. The dial-in numbers for the conference call are +1 (646) 307-1963 (USA) or +1 (800) 715-9871 (USA & Canada toll free) / +44 (0)20 3481 4247 (UK) or +44 800 260 6466 (UK toll free) and the access code is 1730316. To minimize the risk of delayed access, participants are urged to dial into the conference call by 9.40am EST / 2.40pm GMT.

A live webcast of the call will also be available at https://events.q4inc.com/attendee/431913320, and pre-registration at that link is encouraged.

An accompanying 3Q24 results presentation for investors and analysts will also be made available on Burford’s website prior to the conference call at http://investors.burfordcapital.com.

Following the conference call, a replay facility for this event will be accessible through the webcast at https://events.q4inc.com/attendee/431913320.

For further information, please contact:

Burford Capital Limited
For investor and analyst inquiries:
Americas: Josh Wood, Head of Investor Relations	+1 212 516 5824
EMEA & Asia: Rob Bailhache, Head of EMEA & Asia Investor Relations	+44 (0)20 3530 2023
For press inquiries:
David Helfenbein, Vice President, Public Relations	+1 (212) 516 5824

Deutsche Numis - NOMAD and Joint Broker	+44 (0)20 7260 1000
Giles Rolls
Charlie Farquhar

Jefferies International Limited - Joint Broker	+44 (0)20 7029 8000
Graham Davidson
James Umbers

Berenberg – Joint Broker	+44 (0)20 3207 7800
Toby Flaux
James Thompson
Yasmina Benchekroun

litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai, Sydney and Hong Kong.

www.burfordcapital.com.

About Burford Capital

Burford Capital is the leading global finance and asset management firm focused on law. Its businesses include litigation finance and risk management, asset recovery and a wide range of legal finance and advisory activities. Burford is publicly traded on the New York Stock Exchange (NYSE: BUR) and the London Stock Exchange (LSE: BUR), and it works with companies and law firms around the world from its offices in New York, London, Chicago, Washington, DC, Singapore, Dubai and Hong Kong.

For more information, please visit www.burfordcapital.com.

condensed consolidated and Burford-only statements of operations for the three and six months ended June 30, 2024 and 2023, the condensed consolidated and Burford-only statements of financial position at June 30, 2024 and December 31, 2023 and corresponding reconciliations from consolidated to Burford-only financial results. Furthermore, the tables below set forth certain additional reconciliations for financial information contained in this announcement.

Summary financial statements and reconciliations

The tables below set forth summaries of the condensed consolidated and Burford-only statements of operations for the three and nine months ended September 30, 2024 and 2023, the condensed consolidated and Burford-only statements of financial position at September 30, 2024 and December 31, 2023 and corresponding reconciliations from consolidated to Burford-only financial results. Furthermore, the tables below set forth certain additional reconciliations for financial information contained in this announcement.

Summary condensed consolidated statements of operations

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Revenues
Capital provision income/(loss)	270,988	504,513	469,494	1,016,113
(Less)/Plus: Third-party interests in capital provision assets	(35,152)	(140,412)	(46,640)	(235,944)
Asset management income/(loss)	3,147	1,876	6,654	5,767
Services and other income/(loss)	10,131	2,896	23,554	8,393
Total revenues	249,114	368,873	453,062	794,329

Total operating expenses	46,893	53,068	115,182	150,999

Operating income/(loss)	202,221	315,805	337,880	643,330

Finance costs and loss on debt extinguishment	34,399	29,013	101,432	70,690
Foreign currency transactions (gains)/losses	(1,510)	(9,811)	(951)	(21,149)

Income/(loss) before income taxes	169,332	296,603	237,399	593,789

Benefit from/(provision for) income taxes	(11,468)	531	(21,761)	(15,550)
Net income/(loss)	157,864	297,134	215,638	578,239

Net income/(loss) attributable to Burford Capital Limited shareholders	135,643	272,542	159,452	510,427

Net income/(loss) attributable to Burford Capital Limited shareholders per ordinary share
Basic	$0.62	$1.24	$0.73	$2.33
Diluted	$0.61	$1.22	$0.71	$2.29

Summary Burford-only statement of operations

	Three months ended September 30,		Nine months ended September 30,
($ in thousands)	2024	2023	2024	2023
Revenues
Capital provision income	204,961	324,995	342,224	676,402
Asset management income	11,110	16,141	29,270	41,182
Services and other income	9,962	2,877	23,194	8,343
Total revenues	226,033	344,013	394,688	725,927

Operating expenses	46,011	52,801	112,977	150,377

Operating income	180,022	291,212	281,711	575,550

Net income	135,643	272,542	159,452	510,427

Net income per share:
Basic	$0.62	$1.24	$0.73	$2.33
Diluted	$0.61	$1.22	$0.71	$2.29

Reconciliation of summary condensed consolidated statement of operations to summary Burford-only statement of operations

	Three months ended September 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	270,988	(18,742)	(34,546)	(10,257)	(2,482)	204,961
(Less): Third-party interests in capital provision assets	(35,152)	-	34,518	-	634	-
Asset management income	3,147	7,963	-	-	-	11,110
Services and other income	10,131	(165)	-	-	(4)	9,962
Total revenues	249,114	(10,944)	(28)	(10,257)	(1,852)	226,033

Operating expenses	46,893	62	(28)	(96)	(820)	46,011

Operating income	202,221	(11,006)	-	(10,161)	(1,032)	180,022

Net income/(loss)	157,864	(11,006)	-	(10,161)	(1,054)	135,643

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	540,513	(845)	(36,193)	(140,690)	(8,368)	6,578	324,995
(Less): Third-party interests in capital provision assets	(140,412)	-	-	140,699	-	(287)	-
Asset management income	1,876	16	14,249	-	-	-	16,141
Services and other income	2,896	(1)	(3)	-	-	(15)	2,877
Total revenues	368,873	(830)	(21,947)	9	(8,368)	6,276	344,013

Operating expenses	53,068	(637)	73	9	(76)	364	52,801

Operating income	315,805	(193)	(22,020)	-	(8,292)	5,912	291,212

Net income/(loss)	297,134	(193)	(22,020)	-	(8,292)	5,913	272,542

	Nine months ended September 30, 2024
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	469,494	(51,760)	(47,372)	(23,302)	(4,836)	342,224
(Less): Third-party interests in capital provision assets	(46,640)	-	47,272	-	(632)	-
Asset management income	6,654	22,616	-	-	-	29,270
Services and other income	23,554	(350)	-	-	(10)	23,194
Total revenues	453,062	(29,494)	(100)	(23,302)	(5,478)	394,688

Operating expenses	115,182	152	(100)	(370)	(1,887)	112,977

Operating income	337,880	(29,646)	-	(22,932)	(3,591)	281,711

Net income/(loss)	215,638	(29,646)	-	(22,932)	(3,608)	159,452

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
		Elimination of third-party interests
($ in thousands)	Consolidated	Strategic Value Fund	BOF-C	Colorado	Advantage Fund	Other	Burford-only
Capital provision income	1,016,113	(1,052)	(84,429)	(235,731)	(20,373)	(1,874)	676,402
(Less): Third-party interests in capital provision assets	(235,944)	-	-	235,710	-	234	-
Asset management income	5,767	108	35,307	-	-	-	41,182
Services and other income	8,393	(1)	(5)	-	-	(44)	8,343
Total revenues	794,329	(945)	(49,127)	(21)	(20,373)	(2,064)	725,927

Operating expenses	150,999	(933)	290	(21)	(279)	(321)	150,377

Operating income	643,330	(12)	(49,417)	-	(20,094)	(1,743)	575,550

Net income/(loss)	578,239	(12)	(49,417)	-	(20,094)	(1,711)	510,427

Summary condensed consolidated statement of financial position

($ in thousands)	September 30, 2024	December 31, 2023

Total assets	6,274,902	5,837,394

Total liabilities	2,977,551	2,629,614

Total Burford Capital Limited equity	2,432,109	2,290,858

Non-controlling interests	865,242	916,922

Total shareholders’ equity	3,297,351	3,207,780

Basic ordinary shares outstanding	219,421,376	218,962,441

Total shareholders’ equity attributable to Burford Capital Limited per basic ordinary share	11.08	10.46
Total shareholders’ equity per basic ordinary share	15.03	14.65

Reconciliation of summary consolidated statement of financial position to summary Burford-only statement of financial position

	September 30, 2024
	(GAAP)	(Non-GAAP)
	Elimination of third-party interests

($ in thousands)	Consolidated	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Total assets	6,274,902	(602,059)	(733,574)	(199,160)	(81,977)	4,658,132

Total liabilities	2,977,551	-	(733,574)	(52)	(17,902)	2,226,023

Total shareholders' equity	3,297,351	(602,059)	-	(199,108)	(64,075)	2,432,109

	December 31, 2023
	(GAAP)	(Non-GAAP)
	Elimination of third-party interests

($ in thousands)	Consolidated	BOF-C	Colorado	Advantage Fund	Other	Burford-only

Total assets	5,837,394	(634,239)	(686,304)	(222,413)	(78,574)	4,215,864

Total liabilities	2,629,614	-	(686,304)	(100)	(18,204)	1,925,006

Total shareholders' equity	3,207,780	(634,239)	-	(222,313)	(60,370)	2,290,858

Reconciliation of components of realizations from a consolidated basis to a Group-wide basis

	Three months ended September 30, 2024
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	231,891	(67,187)	164,704	58,567	33,431	256,702
Capital provision-indirect	22,274	(18,562)	3,712	18,562	-	22,274
Post-settlement	-	-	-	34,940	-	34,940
Total realizations	254,165	(85,749)	168,416	112,069	33,431	313,916

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	89,162	(10,004)	79,158	16,539	12,243	107,940
Capital provision-indirect	19,575	(6,228)	13,347	6,228	-	19,575
Post-settlement	-	-	-	20,050	-	20,050
Total realizations	108,737	(16,232)	92,505	42,817	12,243	147,565

	Nine months ended September 30, 2024
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	515,475	(135,033)	380,442	124,912	88,152	593,506
Capital provision-indirect	43,544	(36,287)	7,257	36,287	-	43,544
Post-settlement	-	-	-	87,442	-	87,442
Total realizations	559,019	(171,320)	387,699	248,641	88,152	724,492

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	335,414	(61,313)	274,101	89,915	64,944	429,010
Capital provision-indirect	59,219	(39,317)	19,902	39,002	-	58,904
Post-settlement	-	-	-	118,307	-	118,307
Total realizations	394,633	(100,630)	294,003	247,224	64,944	606,221

Reconciliation of components of deployments from a consolidated basis to a Group-wide basis

	Three months ended September 30, 2024
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	88,769	(16,492)	72,277	5,400	15,947	93,624
Capital provision-indirect	9,371	(7,818)	1,563	7,817	-	9,380
Post-settlement	-	-	-	10,308	-	10,308
Total deployments	98,150	(24,310)	73,840	23,525	15,947	113,312

	Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	69,690	(13,704)	55,986	4,379	21,819	82,184
Capital provision-indirect	32,257	(26,881)	5,376	26,881	-	32,257
Post-settlement	-	-	-	7,466	-	7,466
Total deployments	101,947	(40,585)	61,362	38,726	21,819	121,907

	Nine months ended September 30, 2024
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	332,788	(69,685)	263,103	12,763	73,498	349,364
Capital provision-indirect	68,106	(56,755)	11,351	56,755	-	68,106
Post-settlement	-	-	-	39,836	-	39,836
Total deployments	400,894	(126,440)	274,454	109,354	73,498	457,306

	Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only	Other funds	BOF-C	Group-wide
Capital provision-direct	401,215	(96,783)	304,432	17,362	97,775	419,569
Capital provision-indirect	145,051	(120,876)	24,175	120,876	-	145,051
Post-settlement	-	-	-	43,272	-	43,272
Total deployments	546,266	(217,659)	328,607	181,510	97,775	607,892

Reconciliation of consolidated proceeds from capital provision assets to Burford-only cash receipts

($ in thousands)	Three months ended September 30, 2024	Three months ended September 30, 2023
Consolidated proceeds from capital provision assets	395,943	132,147
Less: Elimination of third-party interests	(91,185)	(7,074)
Burford-only total proceeds from capital provision assets	340,758	125,073
Burford-only proceeds from capital provision-direct assets	301,345	105,915
Less: Funding of financial liabilities at fair value through profit or loss	(2,583)	-
Burford-only proceeds from capital provision-direct assets (adjusted)	298,765	105,915
Burford-only proceeds from capital provision-indirect assets	3,413	19,158
Burford-only total proceeds from capital provision assets	302,175	125,073
Consolidated asset management income	3,147	1,876
Plus: Eliminated income from funds	7,963	14,265
Burford-only asset management income	11,110	16,141
Less: Non-cash adjustments(1)	(9,389)	(10,409)
Burford-only proceeds from asset management income	1,721	5,732
Burford-only proceeds from marketable security interest and dividends	4,567	2,062
Burford-only proceeds from other income	2,028	(73)
Burford-only proceeds from other items	6,595	1,989
Cash receipts	310,491	132,794

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

($ in thousands)	Nine months ended September 30, 2024	Nine months ended September 30, 2023
Consolidated proceeds from capital provision assets	768,848	440,154
Less: Elimination of third-party interests	(248,062)	(94,587)
Burford-only total proceeds from capital provision assets	520,786	345,567
Burford-only proceeds from capital provision-direct assets	500,595	319,236
Less: Funding of financial liabilities at fair value through profit or loss	(2,583)	-
Burford-only proceeds from capital provision-direct assets (adjusted)	498,012	319,236
Burford-only proceeds from capital provision-indirect assets	20,191	26,331
Burford-only total proceeds from capital provision assets	518,203	345,567
Consolidated asset management income	6,654	5,767
Plus: Eliminated income from funds	22,616	35,415
Burford-only asset management income	29,270	41,182
Less: Non-cash adjustments(1)	(12,081)	(12,137)
Burford-only proceeds from asset management income	17,189	29,045
Burford-only proceeds from marketable security interest and dividends	15,136	3,625
Burford-only proceeds from other income	5,020	1,495
Burford-only proceeds from other items	20,156	5,120
Cash receipts	555,548	379,732

(1) Adjustments for the change in asset management receivables accrued during the applicable period but not yet received at the end of such period.

Reconciliation of consolidated portfolio to Group-wide portfolio

	September 30, 2024
	(GAAP)	(non-GAAP)
		Elimination of
($ in thousands)	Consolidated	third-party interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct:
Deployed cost	2,172,043	(526,376)	1,645,667	362,230	459,211	2,467,108
Plus: Fair value adjustments	2,946,300	(978,623)	1,967,677	168,275	227,300	2,363,252
Fair value	5,118,343	(1,504,999)	3,613,344	530,505	686,511	4,830,360

Capital provision assets - indirect:
Deployed cost	205,831	(174,918)	30,913	174,918	-	205,831
Plus: Fair value adjustments	32,126	(23,156)	8,970	23,156	-	32,126
Fair value	237,957	(198,074)	39,883	198,074	-	237,957

Total capital provision assets	5,356,300	(1,703,073)	3,653,227	728,579	686,511	5,068,317

Post-settlement assets:
Deployed cost	-	-	-	217,352	-	217,352
Plus: Fair value adjustments	-	-	-	44,301	-	44,301
Fair value	-	-	-	261,653	-	261,653

Undrawn commitments:
Capital provision-direct	1,987,200	(425,075)	1,562,125	107,578	416,320	2,086,023
Capital provision-indirect	3,479	(2,899)	580	2,899	-	3,479
Post-settlement	-	-	-	58,820	-	58,820
Total undrawn commitments	1,990,679	(427,974)	1,562,705	169,297	416,320	2,148,322

Total portfolio	7,346,979	(2,131,047)	5,215,932	1,159,529	1,102,831	7,478,292

	December 31, 2023
	(GAAP)	(non-GAAP)
		Elimination of
		third-party
($ in thousands)	Consolidated	interests	Burford-only	Other funds	BOF-C	Group-wide
Capital provision assets - direct:
Deployed cost	2,116,304	(542,773)	1,573,531	416,318	428,110	2,417,959
Plus: Fair value adjustments	2,743,575	(929,505)	1,814,070	180,169	220,363	2,214,602
Fair value	4,859,879	(1,472,278)	3,387,601	596,487	648,473	4,632,561

Capital provision assets - indirect:
Deployed cost	164,259	(125,508)	38,751	125,508	-	164,259
Plus: Fair value adjustments	21,250	(15,490)	5,760	15,490	-	21,250
Fair value	185,509	(140,998)	44,511	140,998	-	185,509

Total capital provision assets	5,045,388	(1,613,276)	3,432,112	737,485	648,473	4,818,070

Post-settlement assets:
Deployed cost	-	-	-	253,062	-	253,062
Plus: Fair value adjustments	-	-	-	45,792	-	45,792
Fair value	-	-	-	298,854	-	298,854

Undrawn commitments:
Capital provision-direct	1,801,627	(405,566)	1,396,061	126,560	396,646	1,919,267
Capital provision-indirect	71,662	(59,718)	11,944	59,718	-	71,662
Post-settlement	-	-	-	62,455	-	62,455
Total undrawn commitments	1,873,289	(465,284)	1,408,005	248,733	396,646	2,053,384

Total portfolio	6,918,677	(2,078,560)	4,840,117	1,285,072	1,045,119	7,170,308

Reconciliation of consolidated to Burford-only cash and cash equivalents and marketable securities

	September 30, 2024			December 31, 2023
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Cash and cash equivalents	574,014	(20,856)	553,158	220,549	(24,634)	195,915
Marketable securities	75,801	-	75,801	107,561	-	107,561
Total cash and cash equivalents and marketable securities	649,815	(20,856)	628,959	328,110	(24,634)	303,476

Reconciliation of consolidated to Burford-only due from settlement of capital provision assets

	September 30, 2024			December 31, 2023
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Due from settlement of capital provision assets	64,489	-	64,489	265,540	(80,273)	185,267

Reconciliation of consolidated to Burford-only net realized gains/(losses) on capital provision-direct assets

	(GAAP)		(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only total	Burford-only Capital provision-direct	Burford-only Capital provision-indirect
Net realized gains/(losses) for the three months ended September 30, 2024	86,940	(30,450)	56,490	56,257	233
Net realized gains/(losses) for the three months ended September 30, 2023	37,566	(7,440)	30,126	29,145	981

	(GAAP)		(Non-GAAP)
($ in thousands)	Consolidated	Eliminations and adjustments	Burford-only total	Burford-only Capital provision-direct	Burford-only Capital provision-indirect
Net realized gains/(losses) for the nine months ended September 30, 2024	262,273	(76,736)	185,537	184,164	1,373
Net realized gains/(losses) for the nine months ended September 30, 2023	171,331	(46,811)	124,520	123,539	981

Reconciliation of consolidated to Burford-only capital provision income

	Three months ended September 30, 2024			Three months ended September 30, 2023
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Net realized gains/(losses)	86,940	(30,450)	56,490	37,566	(7,440)	30,126
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses) (excluding-YPF)	75,684	(554)	75,130	46,125	(32,339)	13,786
Income on capital provision assets, excluding YPF	162,624	(31,004)	131,620	83,691	(39,779)	43,912
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses) (YPF-only)	104,135	(34,546)	69,589	417,920	(140,690)	277,230
Other	4,229	(477)	3,752	2,902	951	3,853
Total capital provision income	270,988	(66,027)	204,961	504,513	(179,518)	324,995

	Nine months ended September 30, 2024			Nine months ended September 30, 2023
	(GAAP)	(Non-GAAP)		(GAAP)	(Non-GAAP)
($ in thousands)	Consolidated	Elimination of third-party interests	Burford-only	Consolidated	Elimination of third-party interests	Burford-only
Net realized gains/(losses)	262,273	(76,736)	185,537	171,331	(46,811)	124,520
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses) (excluding-YPF)	63,406	(3,322)	60,084	142,799	(57,472)	85,327
Income on capital provision assets, excluding YPF	325,679	(80,058)	245,621	314,130	(104,283)	209,847
Fair value adjustment during the period, net of previously recognized unrealized gains/(losses) transferred to realized gains/(losses) (YPF-only)	141,782	(47,372)	94,410	695,238	(235,731)	459,507
Other	2,033	160	2,193	6,745	303	7,048
Total capital provision income	469,494	(127,270)	342,224	1,016,113	(339,711)	676,402

Reconciliation of consolidated undrawn commitments to Burford-only undrawn commitments

	September 30, 2024
		Elimination of third-party interests
($ in thousands)	Consolidated		Burford-only
Definitive	931,730	(204,768)	726,962
Discretionary	1,011,019	(220,307)	790,712
Total legal finance undrawn commitments	1,942,749	(425,075)	1,517,674
Legal risk (definitive)	44,451	-	44,451
Total capital provision-direct undrawn commitments	1,987,200	(425,075)	1,562,125
Capital provision-indirect undrawn commitments	3,479	(2,899)	580
Total capital provision undrawn commitments	1,990,679	(427,974)	1,562,705

	December 31,2023
		Elimination of third-party interests
($ in thousands)	Consolidated		Burford-only
Definitive	768,311	(188,313)	579,998
Discretionary	977,733	(211,196)	766,537
Total legal finance undrawn commitments	1,746,044	(399,509)	1,346,535
Legal risk (definitive)	55,583	(6,057)	49,526
Total capital provision-direct undrawn commitments	1,801,627	(405,566)	1,396,061
Capital provision-indirect undrawn commitments	71,662	(59,718)	11,944
Total capital provision undrawn commitments	1,873,289	(465,284)	1,408,005

Reconciliation of tangible book value attributable to Burford Capital Limited per ordinary share

($ in thousands, except share data)	September 30, 2024	December 31, 2023
Total Burford Capital Limited equity	2,432,109	2,290,858
Less: Goodwill	(134,015)	(133,965)
Tangible book value attributable to Burford Capital Limited	2,298,094	2,156,893
Basic ordinary shares outstanding	219,421,376	218,962,441
Tangible book value attributable to Burford Capital Limited per ordinary share	$10.47	$9.85

consolidated financial results in accordance with US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our consolidated financial results as follows:

Definitions and use of non-GAAP financial measures and alternative performance measures

Burford reports its consolidated financial results in accordance with US GAAP. US GAAP requires us to present financial statements that consolidate some of the limited partner interests in private funds we manage as well as assets held on our balance sheet where we have a partner or minority investor. We therefore refer to various presentations of our consolidated financial results as follows:

•

Consolidated refers to assets, liabilities and activities that include those third-party interests, partially owned subsidiaries and special purpose vehicles that we are required to consolidate under US GAAP. At the date of this announcement, the major entities where there is also a third-party partner in, or owner of, those entities include Burford Opportunity Fund C LP, Burford Advantage Master Fund LP, Colorado Investments Limited (“Colorado”) and several other entities in which Burford holds investments where there is also a third-party partner in, or owner of, those entities.

•

Burford-only refers to assets, liabilities and activities that pertain only to Burford on a proprietary basis, excluding any third-party interests and the portions of jointly owned entities owned by others.

•

Group-wide refers to the totality of assets managed by Burford, including those portions of the private funds owned by third parties and including private funds that are not consolidated within Burford’s consolidated financial statements. Group-wide is therefore the sum of Burford-only and non-controlling interests in consolidated and non-consolidated private funds. Group-wide does not include third-party interests in capital provision assets, the economics of which have been sold to those third parties, which do not meet the criteria to be recognized as a sale under US GAAP. This includes the third-party interests in Colorado and other capital provision asset subparticipations.

We subdivide our capital provision assets into two categories:

•

Direct, which includes all of our capital provision assets that we have originated directly (i.e., not through participation in a private fund) from our balance sheet. We also include direct (i.e., not through participation in a private fund) complex strategies assets in this category.

•	Indirect, which includes our balance sheet’s participations in one of our private funds (i.e., Burford Advantage Master Fund LP).

We also use certain unaudited alternative performance measures, including:

•

Internal rate of return (“IRR”) is a discount rate that makes the net present value of a series of cash flows equal to zero and is expressed as a percentage figure. We compute IRR on concluded (including partially concluded) legal finance assets by treating that entire portfolio (or, when noted, a subset thereof) as one undifferentiated pool of capital and measuring actual and, if necessary, estimated inflows and outflows from that pool, allocating costs appropriately. IRRs do not include unrealized gains or losses.

•

Return on invested capital (“ROIC") from a concluded asset is the absolute amount of realizations from such asset in excess of the amount of expenditure incurred in financing such asset divided by the amount of expenditure incurred, expressed as a percentage figure. ROIC is a measure of our ability to generate absolute returns on our assets. Some industry participants express returns on a multiple of invested capital (“MOIC”) instead of a ROIC basis. MOIC includes the return of capital and, therefore, is 1x higher than ROIC. In other words, 70% ROIC is the same as 1.70x MOIC.

Other unaudited alternative performance measures and terms we use include:

•

Commitment is the amount of financing we agree to provide for a legal finance asset. Commitments can be definitive (requiring us to provide financing on a schedule or, more often, when certain expenses are incurred) or discretionary (allowing us to provide financing after reviewing and approving a future matter). Unless otherwise indicated, commitments include deployed cost and undrawn commitments.

•	Deployment refers to the financing provided for an asset, which adds to our deployed cost in such asset.
•	Deployed cost is the amount of financing we have provided for an asset at the applicable point in time.
•

Fair value adjustment is the amount of unrealized gain or loss recognized in our consolidated statements of operations in the relevant period and added to or subtracted from, as applicable, the asset or liability value in our consolidated statements of financial position.

•	Portfolio includes deployed cost, net unrealized gains or losses and undrawn commitments.
•

Realization: A legal finance asset is realized when the asset is concluded (i.e., when litigation risk has been resolved). A realization will result in us receiving cash or, occasionally, non-cash assets, or recognizing a due from settlement receivable, reflecting what we are owed on the asset.

•

Realized gain / loss reflects the total amount of gain or loss, relative to cost, generated by a legal finance asset when it is realized, calculated as realized proceeds less deployed cost, without regard for any previously recognized fair value adjustment.

•

Unrealized gain / loss represents the fair value of our legal finance assets over or under their deployed cost, as determined in accordance with the requirements of the applicable US GAAP standards, for the relevant financial reporting period (consolidated statements of operations) or cumulatively (consolidated statements of financial position).

•	YPF-related assets refers to our Petersen and Eton Park legal finance assets, which are two claims relating to the Republic of Argentina’s nationalization of YPF S.A., the Argentine energy company.

We also use certain non-GAAP financial measures, including:

•	Book value per ordinary share is calculated by dividing total Burford Capital Limited equity by the number of ordinary shares issued and outstanding.
•

Cash receipts represent cash generated during the reporting period from our capital provision assets, asset management income and certain other items, before any deployments into financing existing or new assets. Cash receipts are a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is proceeds from capital provision assets as set forth in our consolidated statements of cash flows. We believe that cash receipts are an important measure of our operating and financial performance and are useful to management and investors when assessing the performance of our Burford-only capital provision assets.

•

Tangible book value attributable to Burford Capital Limited is calculated by subtracting intangible assets (such as goodwill) from total Burford Capital Limited equity. Tangible book value attributable to Burford Capital Limited per ordinary share is calculated by dividing tangible book value attributable to Burford Capital Limited by the total number of outstanding ordinary shares. Each of tangible book value attributable to Burford Capital Limited and tangible book value attributable to Burford Capital Limited per ordinary share is a non-GAAP financial measure and should not be considered in isolation from, as a substitute for, or superior to, financial measures calculated in accordance with US GAAP. The most directly comparable measure calculated in accordance with US GAAP is total Burford Capital Limited equity as set forth in our consolidated statements of financial position. We believe that tangible book value attributable to Burford Capital Limited per ordinary share is an important measure of our financial condition and is useful to management and investors when assessing capital adequacy and our ability to generate earnings on tangible equity invested by our shareholders.

Non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to, financial measures calculated in accordance with US GAAP.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy any ordinary shares or other securities of Burford.

This announcement does not constitute an offer of any Burford private fund. Burford Capital Investment Management LLC, which acts as the fund manager of all Burford private funds, is registered as an investment adviser with the US Securities and Exchange Commission. The information provided in this announcement is for informational purposes only. Past performance is not indicative of future results. The information contained in this announcement is not, and should not be construed as, an offer to sell or the solicitation of an offer to buy any securities (including, without limitation, interests or shares in any of Burford private funds). Any such offer or solicitation may be made only by means of a final confidential private placement memorandum and other offering documents.

Forward-looking statements

This announcement contains “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, regarding assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. In some cases, predictive, future-tense or forward-looking words such as “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “guidance”, “intend”, “may”, “plan”, “potential”, “predict”, “projected”, “should” or “will” or the negative of such terms or other comparable terminology are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements. In addition, Burford and its representatives may from time to time make other oral or written statements that are forward-looking, including in its periodic reports that Burford files with, or furnishes to, the US Securities and Exchange Commission, other information made available to Burford’s security holders and other written materials. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future. Burford cautions that forward-looking statements are not guarantees of future performance and are based on numerous assumptions, expectations, projections, intentions and beliefs and that Burford’s actual results of operations, including its financial position and liquidity, and the development of the industry in which it operates, may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements contained in this announcement. Significant factors that may cause actual results to differ from those Burford expects include, among others, those discussed under “Risk Factors” in Burford’s annual report on Form 20-F for the year ended December 31, 2023 filed with the US Securities and Exchange Commission on March 28, 2024 and other reports or documents that Burford files with, or furnishes to, the US Securities and Exchange Commission from time to time. In addition, even if Burford’s results of operations, including its financial position and liquidity, and the development of the industry in which it operates are consistent with the forward-looking statements contained in this announcement, those results of operations or developments may not be indicative of results of operations or developments in subsequent periods.

Except as required by applicable law, Burford undertakes no obligation to update or revise the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise.